Absolute Software Named a Leader in the Winter 2023 G2 Grid Reports for Endpoint Management and Zero Trust Networking
Marks twelfth consecutive quarter as highly rated Endpoint Management solution provider
VANCOUVER, British Columbia and SAN JOSE, Calif. — January 31, 2023 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced that it has been named a Leader in the Winter 2023 Grid® Reports for Endpoint Management and Zero Trust Networking published by G2, the world's largest and most trusted software marketplace.
For 12 consecutive quarters, Absolute Secure Endpoint has ranked in the highest quadrant for Endpoint Management solution providers based on user ratings from verified G2 users and high levels of customer satisfaction. This is also the second consecutive quarter that Absolute Secure Access has been recognized as a leading Zero Trust Networking solution. To be ranked a Market Leader, products must be highly rated by users who have been G2 verified and have substantial market presence scores.
One Absolute Secure Access user shares, “…just plain WORKS. It doesn't crash, it doesn't fail. There is broad backwards compatibility meaning that you don't have to keep clients and server in perfect lockstep. Upgrades are quick, not requiring 8-10 hours of downtime.”
Another Absolute Secure Endpoint user commented, “Besides all of the useful security features and functionality that you may have heard or read about, the most important benefit for customers is the peace of mind that we have knowing that our endpoints are protected.”
“There is nothing more important to us than delighting and empowering our customers, so this recognition - based directly on their insights and feedback - is particularly meaningful,” said Matt Meanchoff, Chief Customer Officer at Absolute. “Our top priority remains delivering the intelligent, holistic solutions they need to ensure maximum security, resilient connectivity and user productivity - no matter where users and their devices are connecting from.”
Embedded in the firmware of more than 600 million devices, Absolute’s patented Persistence® technology enables a permanent digital connection to the endpoint. Absolute Secure Endpoint enables IT and security personnel to ensure that their endpoints remain compliant, and mission-critical security controls remain operational and healthy. Absolute Secure Access provides resilient network connectivity for users to securely access critical resources in the public cloud, private data centers, and on-premises, and enables organizations to transition to a resilient Zero Trust approach without impairing productivity or admin controls.
Download the full G2 Winter 2023 Grid Report for Endpoint Management here and the Grid Report for Zero Trust Networking here. To see what G2 users have to say about Absolute Secure Endpoint or to leave a review, visit here. To see what G2 users have to say about Absolute Secure Access or to leave a review, visit here.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by 18,000 customers, G2 recognized Absolute as a Leader for the eleventh consecutive quarter in the Fall 2022 Grid® Report for Endpoint Management and as a Leader in the Grid Report for Zero Trust Networking.

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Becki Levine
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